

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 21, 2017

<u>Via E-Mail</u>
Mr. Kenneth F. Khoury
Executive Vice President, General Counsel, and Chief Administrative Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, GA 30328

   Re: Beazer Homes USA, Inc.
     Registration Statement on Form S-4
     Filed December 19, 2017
     File No. 333-222166

Dear Mr. Khoury:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

   You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

         Very truly yours,

         /s/ Pamela Long

         Pamela A. Long
         Assistant Director
         Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
   William C. Smith, III, Esq.

Mr. Kenneth F. Khoury
Beazer Homes USA, Inc.
December 21, 2017
Page 2

Carrie A. Ratliff, Esq.
King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309